FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                    No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Result of AGM

9 April 2026

Results of Annual General Meeting held on 9 April 2026

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 10 - 13 were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

	Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2025	1,198,663,815	99.99%	166,701	0.01%	1,198,830,516	77.29%	2,309,793
2	To confirm the 2025 interim dividends	1,199,596,253	99.91%	1,054,621	0.09%	1,200,650,874	77.41%	489,438
3	To appoint KPMG LLP as Auditor	1,200,331,533	99.98%	203,239	0.02%	1,200,534,772	77.40%	605,649
4	To authorise the Directors to agree the remuneration of the Auditor	1,200,231,237	99.98%	277,426	0.02%	1,200,508,663	77.40%	631,646
5a	To re-elect Michel Demaré as a Director	1,181,183,631	98.39%	19,312,258	1.61%	1,200,495,889	77.40%	644,420
5b	To re-elect Pascal Soriot as a Director	1,188,466,505	99.00%	12,056,196	1.00%	1,200,522,701	77.40%	617,611
5c	To re-elect Aradhana Sarin as a Director	1,191,427,943	99.30%	8,391,362	0.70%	1,199,819,305	77.36%	1,321,004
5d	To re-elect Philip Broadley as a Director	1,171,470,116	97.59%	28,983,447	2.41%	1,200,453,563	77.40%	686,746
5e	To re-elect Euan Ashley as a Director	1,197,441,098	99.75%	3,022,489	0.25%	1,200,463,587	77.40%	676,722
5f	To re-elect Birgit Conix as a Director	1,200,028,460	99.96%	428,931	0.04%	1,200,457,391	77.40%	683,030
5g	To re-elect Rene Haas as a Director	1,176,085,879	97.97%	24,361,879	2.03%	1,200,447,758	77.40%	692,663
5h	To re-elect Karen Knudsen as a Director	1,200,091,469	99.97%	370,843	0.03%	1,200,462,312	77.40%	678,109
5i	To re-elect Diana Layfield as a Director	1,199,711,377	99.94%	755,622	0.06%	1,200,466,999	77.40%	673,422
5j	To re-elect Anna Manz as a Director	1,199,171,542	99.89%	1,310,287	0.11%	1,200,481,829	77.40%	658,592
5k	To re-elect Sheri McCoy as a Director	1,181,129,650	98.39%	19,334,808	1.61%	1,200,464,458	77.40%	675,963
5l	To re-elect Tony Mok as a Director	1,197,756,109	99.77%	2,702,422	0.23%	1,200,458,531	77.40%	681,890
5m	To re-elect Marcus Wallenberg as a Director	993,713,162	83.80%	192,121,282	16.20%	1,185,834,444	76.46%	15,305,980
6	To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2025	1,161,885,452	96.78%	38,608,771	3.22%	1,200,494,223	77.40%	646,086
7	To renew the authorisation to grant awards under the French Appendix 3 of the AstraZeneca Performance Share Plan 2020	1,186,833,063	98.89%	13,376,194	1.11%	1,200,209,257	77.38%	930,948
8	To authorise limited political donations	1,176,818,096	98.50%	17,954,803	1.50%	1,194,772,899	77.03%	6,367,525
9	To authorise the Directors to allot shares	1,115,450,202	92.92%	84,989,076	7.08%	1,200,439,278	77.40%	701,146
10	To authorise the Directors to disapply pre-emption rights	1,113,184,536	92.75%	87,024,695	7.25%	1,200,209,231	77.38%	930,073
11	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	1,053,612,673	87.78%	146,670,037	12.22%	1,200,282,710	77.39%	856,594
12	To authorise the Company to purchase its own shares	1,197,748,658	99.81%	2,335,330	0.19%	1,200,083,988	77.38%	1,056,436
13	To reduce the notice period for general meetings	1,108,104,727	92.31%	92,307,790	7.69%	1,200,412,517	77.40%	727,904

Nazneen Rahman retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, she will receive her pro-rata entitlement to non-executive director fees for the month of April 2026. No other remuneration payment or payment for loss of office will be made.

A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the National Storage Mechanism for publication, and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Issued capital

As at 7 April 2026, the number of issued shares of the Company was 1,550,988,781 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

AstraZeneca

AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary

AstraZeneca PLC

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 April 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary